SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                          (Amendment No. 3)*



                            HotJobs.Com, Ltd.

                             (Name of Issuer)

                               Common Stock

                      (Title of Class of Securities)

                                441474103

                              (CUSIP Number)

                            December 31, 2001

         (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















CUSIP: 441474103                                                Page 1 of 6

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital Research and Management Company
     95-1411037

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


              5   SOLE VOTING POWER

                  NONE


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  NONE
   PERSON
   WITH:

              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     NONE   Beneficial ownership disclaimed pursuant to Rule 13d-4


 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.0%


 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA









CUSIP: 441474103                                                Page 2 of 6

                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934

Amendment No. 3

Item 1(a)   Name of issuer:
       HotJobs.Com, Ltd.

Item 1(b)   Address of issuer's principal executive offices:
       406 West 31st Street, 9th Floor
       New York, NY 10001

Item 2(a)   Name of person(s) filing:
       Capital Research and Management Company

Item 2(b)   Address or principal business office or, if none,
       residence:
       333 South Hope Street
       Los Angeles, CA  90071

Item 2(c)   Citizenship:   N/A

Item 2(d)   Title of class of securities:
       Common Stock

Item 2(e)   CUSIP No.:
       441474103

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filings is a:
       (e)    [X]   An investment adviser in accordance with section
            240.13d-1(b)(1)(ii)(E).

Item 4   Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       See page 2

       (a)    Amount beneficially owned:
       (b)    Percent of class:
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote:
       (ii)   Shared power to vote or to direct the vote:
       (iii)  Sole power to dispose or to direct the disposition of:
       (iv)   Shared power to dispose or to direct the disposition of:

       N/A

Item 5 Ownership of 5 percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [X]


CUSIP: 441474103                                                Page 3 of 6

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.: N/A

Item 8   Identification and Classification of Members of the Group:
       N/A

Item 9   Notice of Dissolution of Group:  N/A

Item 10   Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

   Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        Date:          January 10, 2002


        Signature:     *Paul G. Haaga, Jr.

        Name/Title:    Paul G. Haaga, Jr., Executive Vice
                       President

                       Capital Research and Management Company




        *By    /s/ Angela Mitchell

               Angela Mitchell
               Attorney-in-fact

               Signed pursuant to a Power of Attorney dated January 9, 2002 included as an Exhibit to this Schedule 13G.
















CUSIP: 441474103                                                Page 4 of 6

     The undersigned do hereby appoint James P. Ryan, Anna Jacobs Griffith and Angela Mitchell, and each of them, acting singly, with full power of substitution, as the true and lawful attorney of the undersigned, to sign on behalf of the undersigned in respect of the ownership of equity securities deemed held by the undersigned, Capital Research and Management Company, AMCAP Fund, Inc., American Balanced Fund, Inc., American Mutual Fund, Inc., American Funds Insurance Series (Growth Fund, International Fund, Growth-Income Fund, Asset Allocation Fund, Global Growth Fund, Global Small Capitalization Fund, New World
Fund), The Bond Fund of America, Inc., Capital Income Builder, Inc., Capital World Growth and Income Fund, Inc., EuroPacific Growth Fund, Fundamental Investors, Inc., The Growth Fund of America, Inc., The Income Fund of America. Inc., The Investment Company of America, The New Economy Fund, New Perspective Fund, Inc., New World Fund, Inc., SMALLCAP World Fund, Inc., and Washington Mutual Investors Fund, Inc., and to be reported pursuant to Sections 13(d), 13(f) and 13(g) of the Securities Exchange Act of 1934, as amended, and to execute joint filing agreements with respect to such filings.

     IN WITNESS WHEREOF, this Power of Attorney, has been executed as of the 9th day of
     January, 2002.

Capital Research and Management Company

/s/ Paul G. Haaga, Jr.

Name:   Paul G. Haaga, Jr.
Title:   Executive Vice President


American Balanced Fund, Inc.


/s/ Paul G. Haaga, Jr.

Name:   Paul G. Haaga, Jr.
Title:   President


The Growth Fund of America, Inc.
The Income Fund of America, Inc.
Fundamental Investors, Inc.


/s/ Paul G. Haaga, Jr.

Name:   Paul G. Haaga, Jr.
Title:   Senior Vice President


AMCAP Fund, Inc.
American Mutual Fund, Inc.
The Bond Fund of America, Inc.


/s/ Julie F. Williams

Name:   Julie F. Williams

CUSIP: 441474103                                                Page 5 of 6

American Funds Insurance Series
The New Economy Fund
SMALLCAP World Fund, Inc.


/s/ Chad L. Norton

Name:   Chad L. Norton
Title:   Secretary


Capital Income Builder, Inc.
Capital World Growth and Income Fund, Inc.
EuroPacific Growth Fund
The Investment Company of America
New Perspective Fund, Inc.
New World Fund, Inc.


/s/ Vincent P. Corti

Name:   Vincent P. Corti
Title:   Secretary


 Washington Mutual Investors Fund, Inc.


/s/ Howard L. Kitzmiller

Name:   Howard L. Kitzmiller
Title:   Senior Vice President, Secretary and Treasurer




























CUSIP: 441474103                                                Page 6 of 6